SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 17, 2005	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Earnings Release for the Fourth Quarter of 2004 and the Full Year of 2004

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com.tw	In the U.S. The Ruth Group David Pasquale +646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2004 RESULTS

Hsinchu, Taiwan, March 18, 2005 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results as of and for the fourth quarter and full fiscal year ended December 31, 2004.

Revenue for the fourth quarter of 2004 was NT$3,679 million or US$116 million, an increase of 44% from NT$2,555 million or US$81 million for the same period in 2003 and a decrease of 7% from NT$3,944 million or US$124 million for the third quarter of 2004. Revenue for the fiscal year ended December 31, 2004 was NT$15,036 million or US$474 million, an increase of 67% from NT$9,027 million or US$285 million for the fiscal year ended December 31, 2003 (The above and following numbers are based on an exchange rate of NT$31.71 against US$1.00 as of December 31, 2004.)

On a consolidated basis, the gross margin for the fourth quarter of 2004 was 23%, compared to 27% for the same period in 2003 and 26% for the third quarter of 2004. The gross margin in the fourth and third quarter of 2004 was lower than in previous periods due to the consolidation of the financial results of CHANTEKELECTRONIC CO., LTD. (“Chantek”) Gross margin for the fiscal year ended December 31, 2004 was 28%, compared to 17% for the year ended December 31, 2003.

Net income for the fourth quarter of 2004 was NT$106 million or US$3 million, and NT$1.59 or US$0.05 per common share, compared to a net income of NT$399 million or US$13 million, and NT$6.78 or US$0.21 per common share, for the same period in 2003 and net income of NT$388 million and US$12 million, and NT$5.91 or US$0.17 per common share, for the third quarter of 2004. Net income for the fiscal year ended December 31, 2004 was NT$1,676 million or US$53 million, and NT$26.54 or US$0.84 per common share, compared to a net income of NT$482 million or US$15 million, and NT$8.19 or US$0.26 per common share, for the fiscal year ended December 31, 2003.

The unaudited consolidated financial results of ChipMOS as of and for the fourth quarter and full fiscal year ended December 31, 2004 include the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS Far East Limited, ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”), Advanced Micro Chip Technology Co., Ltd. (“AMCT”), Chantek, Modern Mind Technology Limited and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., ThaiLin Semiconductor Corp. (“ThaiLin”) and FIRST SEMICONDUCTOR TECHNOLOGY, INC (“FST”), while the unaudited consolidated financial results as of and for the fourth quarter and full fiscal year ended December 31, 2003 do not include the financial results of AMCT, ChipMOS Logic, FST and Chantek.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The fourth quarter ended strongly for us reflecting an improved inventory situation at our customers, with strong demand in our DDR business. Our results were impacted by continued softness in our driver IC business, as trends from the third quarter continued into the fourth quarter. In addition, we continued to strategically reduce our turnkey business (excluding module business), which accounted for 0.3% of our revenue in the fourth quarter 2004, compared to 7% of our revenue in the same period of 2003 and 2% of our revenue in the third quarter of 2004. We are targeting a 3% - 5% revenue contribution from this business going forward.”

“Overall, we made great achievements in 2004 from an operations and business standpoint. We successfully completed two financings, raising a total of approximately US$115 million. We also closed an important acquisition of the testing and assembly assets from First International Computer Testing and Assembly Technology, Inc. on November 1, 2004. We have already brought a majority of the equipment operational to support expected customer production increases in 2005. Finally, our recently announced strategic relationship with Hynix is progressing as planned.

S.K. Chen, Chief Financial Officer of ChipMOS, said: “From an operations standpoint, we are pleased with our financial results as of and for the fourth quarter and the full fiscal year ended December 31, 2004. Our gross margin for the fiscal year ended December 31, 2004 was strong at 28% primarily due to higher sales volumes and our ability to more efficiently leverage our cost structure, which was partially offset by the effect of consolidating the financial results of Chantek. We also continued to make great progress at our facility in mainland China. Importantly, we have been in talks to extend our investment obligations for our facility in mainland China to the end of 2007 to invest the remaining required investment of US$158 million. We are optimistic and expect this process will conclude with a favorable outcome. This is a positive development for us because it will allow us to more closely match our investments with the expected increases in customer orders.”

Looking forward, Mr. S.J. Cheng, commented, “We are cautiously optimistic in our outlook for 2005 based on our business fundamentals, current market conditions, improved inventory levels and anticipated customer programs. We expect that our low cost production model and focused DRAM and LCDD businesses will continue to allow ChipMOS to maintain an above industry average growth and profitability. Our guidance remains unchanged from what we previously announced on January 18, 2005. Based on current market conditions, we expect total net revenues for the full year 2005 will be in the range of approximately US$520 million to US$550 million with low margin turnkey revenue strategically reduced to below 5% of total net revenue. For the full year 2005, we expect gross margin on a consolidated basis will be in the range of approximately 25% to 30%, in line with our previous target range. For the first quarter 2005, we expect total net revenue will be in the range of US$104 million to US$106 million, with gross margin on a consolidated basis in the range of approximately 25% to 30%. The first quarter is traditionally slower for the industry due to the Chinese Lunar New Year holidays and the shorter month in February. We are also seeing softer market demand in mixed-signal testing and assembly, which we expect will partially offset the expected stronger demand in our DRAM business.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2004 results on Thursday, March 17, 2004 at 7:00 PM EST in New York (8:00 AM, March 18, Taiwan time). The conference call-in number is 913-981-4901. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw. A replay of the call will be available approximately 3 hours after the conclusion of the conference call and will be accessible by dialing 719-457-0820 and at ChipMOS’ website at http://www.chipmos.com.tw. The passcode for both the live call and the replay is 4538820.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– TABLES TO FOLLOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT SHEET (UNAUDITED)

For the Three Months Ended December 31, 2004 and 2003

Figures in Million of U.S. dollars (USD)(1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended on December 31		12 months ended on December 31		3 months ended on December 31 2004
	2004	2003	2004	2003
	USD	USD	USD	USD	USD
Net Revenue	116.0	80.6	474.2	284.6	116.0
Cost of Sales	89.3	58.9	342.4	235.2	87.3

Gross Profits	26.7	21.7	131.8	49.4	28.7

Operating Expenses
R&D	2.6	2.2	9.3	9.3	2.6
M&S	7.0	1.1	9.7	2.1	7.0
G&A	6.3	4.5	21.2	13.9	6.4

Total Operating Expenses	15.9	7.8	40.2	25.3	16.0

Income from Operations	10.8	13.9	91.6	24.1	12.7

Other Income (Expenses), Net	(9.0)	2.0	(12.5)	(2.4)	(10.5)

Income before Income Tax and Minority Interests	1.8	15.9	79.1	21.7	2.2

Income Tax Credit	4.2	1.1	4.4	0.9	4.2

Income before Minority Interests	6.0	17.0	83.5	22.6	6.4

Minority Interests	(2.6)	(5.1)	(31.5)	(8.1)	(2.8)
Pre-acquisition earnings	0.0	0.7	0.9	0.7	0.0

Net income	3.4	12.6	52.9	15.2	3.6

Earnings Per Share	0.05	0.21	0.84	0.26	0.05

Shares Outstanding (‘K)	67,125	58,908	63,141	58,908	67,125

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 31.71 per U.S. dollar at the end of December, 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2004

Figures in Million of U.S. dollars (USD)(1)

	ROC GAAP		US GAAP
	Dec-04	Dec-03	Dec-04	Dec-03
	USD	USD	USD	USD
ASSETS
Cash & Cash Equivalents	152.9	54.6	152.9	54.6
Short Term Investments	89.3	20.9	89.5	20.8
Accounts and Notes Receivables	107.2	83.4	107.2	83.4
Inventories	20.8	10.6	20.8	10.6
Other Current Assets	30.4	66.4	30.5	66.4

Total Current Assets	400.6	235.9	400.9	235.8

Long-term Investments	20.3	20.2	20.1	19.7

Property, Plant & Equipment-Net	549.6	349.6	549.1	349.5
Intangible Assets	10.1	7.1	10.1	7.1
Other Assets	14.2	7.4	13.9	7.1

Total Assets	994.8	620.2	994.1	619.2

LIABILITIES
Current Liabilities	186.6	124.6	186.5	124.6
Long Term Liabilities	239.9	108.4	239.9	108.4
Other Liabilities	24.2	19.0	24.5	19.2

Total Liabilities	450.7	252.0	450.9	252.2

Minority Interests	223.7	139.6	223.7	139.3

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.6	0.7	0.6
Common Stock Option Warrants	3.6	2.7	3.6	2.7
Deferred Compensation	(1.6)	(1.3)	(1.6)	(1.3)
Capital Surplus	287.4	243.2	275.2	231.0
Legal Surplus	5.9	5.9	5.9	5.9
Retained Earnings (Accumulated Deficits)	31.3	(21.5)	42.7	(10.2)
Treasury Stock-Subsidiaries	(0.8)	—	(0.8)	—
Cumulated Translation Adjustment	(6.1)	(1.0)	(6.2)	(1.0)
Unrealized loss on long-term investments	—	—	—	—

Total Equity	320.4	228.6	319.5	227.7

Total Liabilities & Shareholders’ Equity	994.8	620.2	994.1	619.2

Note (1) : Local currency amounts have been translated into U.S. dollars at the rate of 31.71 per U.S. dollar at the end of December, 2004.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT SHEET (UNAUDITED)

For the Three Months Ended December 31, 2004 and 2003

Figures in Million of NT dollars

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP				US GAAP
	3 months ended on December 31		12 months ended on December 31		3 months ended on December 31 2004
	2004	2003	2004	2003
	NTD	NTD	NTD	NTD	NTD
Net Revenue	3,678.7	2,554.8	15,035.8	9,026.5	3,678.7
Cost of Sales	2,833.0	1,867.1	10,857.5	7,459.6	2,767.2

Gross Profits	845.7	687.7	4,178.3	1,566.9	911.5

Operating Expenses
R&D	81.7	71.2	296.4	295.0	81.7
M&S	221.0	35.5	308.5	65.4	221.0
G&A	200.9	141.5	673.4	439.9	205.2

Total Operating Expenses	503.6	248.2	1,278.3	800.3	507.9

Income from Operations	342.1	439.5	2,900.0	766.6	403.6

Other Income (Expenses), Net	(284.9)	65.0	(395.7)	(77.1)	(331.8)

Income before Income Tax and Minority Interests	57.2	504.5	2,504.3	689.5	71.8

Income Tax Credit	133.2	36.7	141.8	29.0	133.2

Income before Minority Interests	190.4	541.2	2,646.1	718.5	205.0

Minority Interests	(84.0)	(162.6)	(997.9)	(256.9)	(88.6)
Pre-acquisition earnings	0.0	20.7	27.7	20.7	0.0

Net income	106.4	399.3	1,675.9	482.3	116.4

Earnings Per Share	1.59	6.78	26.54	8.19	1.73

Shares Outstanding (‘K)	67,125	58,908	63,141	58,908	67,125

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of December 31, 2004

Figures in Million of NT dollars

	ROC GAAP		US GAAP
	Dec-04	Dec-03	Dec-04	Dec-03
	NTD	NTD	NTD	NTD
ASSETS
Cash & Cash Equivalents	4,849.1	1,731.0	4,849.1	1,731.0
Short Term Investments	2,832.6	664.3	2,839.5	660.6
Accounts and Notes Receivables	3,399.4	2,644.8	3,399.4	2,644.8
Inventories	661.0	335.5	661.0	335.5
Other Current Assets	965.7	2,104.2	965.8	2,104.2

Total Current Assets	12,707.8	7,479.8	12,714.8	7,476.1

Long-term Investments	642.4	640.5	636.8	625.1

Property, Plant & Equipment-Net	17,426.6	11,086.8	17,411.7	11,082.4
Intangible Assets	319.0	225.2	319.0	225.2
Other Assets	449.3	233.4	439.4	224.7

Total Assets	31,545.1	19,665.7	31,521.7	19,633.5

LIABILITIES
Current Liabilities	5,915.5	3,951.1	5,915.4	3,951.1
Long Term Liabilities	7,608.1	3,438.9	7,608.1	3,438.9
Other Liabilities	768.5	599.5	772.7	603.7

Total Liabilities	14,292.1	7,989.5	14,296.2	7,993.7

Minority Interests	7,092.5	4,428.0	7,092.9	4,418.4

SHAREHOLDERS’ EQUITY
Capital Stock	22.1	19.4	22.1	19.4
Common Stock Option Warrants	115.4	86.7	115.4	86.7
Deferred Compensation	(51.7)	(42.6)	(51.7)	(42.6)
Capital Surplus	9,113.3	7,711.2	8,726.6	7,324.5
Legal Surplus	187.4	187.4	187.4	187.4
Retained Earnings (Accumulated Deficits)	993.5	(682.4)	1,355.5	(322.5)
Treasury Stock-Subsidiaries	(25.5)	0.4	(25.5)	0.4
Cumulated Translation Adjustment	(193.4)	(31.9)	(196.6)	(31.9)
Unrealized loss on long-term investments	(0.6)	—	(0.6)	—

Total Equity	10,160.5	7,248.2	10,132.6	7,221.4

Total Liabilities & Shareholders’ Equity	31,545.1	19,665.7	31,521.7	19,633.5